Exhibit 99.1

Fortuna Announces US$65 Million Bought Deal Financing

Vancouver, January 23, 2017 — Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) (“Fortuna” or the “Company”) announces that it has entered into an agreement with a syndicate of underwriters, co-led by Raymond James Ltd., BMO Capital Markets and Scotia Capital Inc. (together the “Underwriters”), pursuant to which the Underwriters have agreed to buy on a bought deal basis, 10,325,000 common shares of the Company (the “Common Shares”) at a price of US$6.30 per Common Share, for total gross proceeds of approximately US$65.0 million (the “Offering”). The Company has also granted to the Underwriters an over-allotment option (the “Over-Allotment Option”) to purchase up to 1,548,750 additional Common Shares (the “Over-Allotment Shares”, and together with the Common Shares, the “Offered Shares”). The Over-Allotment Option will be exercisable for a period of 30 days following closing of the Offering.

The Company has filed a preliminary short form prospectus dated January 23, 2017 (the “Preliminary Prospectus”) with the securities regulatory authorities in each of the provinces of Canada. The Preliminary Prospectus will also be filed with the U.S. Securities and Exchange Commission (the “SEC”) as part of a registration statement on Form F-10 (the “Registration Statement”) in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.

The Company intends that the net proceeds of the Offering will be used for general working capital purposes.

The Offering is expected to close on or about February 9, 2017, subject to customary closing conditions and receipt of all necessary approvals, including approval of the Toronto Stock Exchange and the New York Stock Exchange.

The Registration Statement has been filed with the SEC but has not yet become effective. The Offered Shares may not be sold nor may offers to buy be accepted in the United States prior to the time the Registration Statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Offered Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

Before you invest, you should read the Preliminary Prospectus included in the Registration Statement and other documents the Company has filed with the SEC for more complete information about the Company and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the SEDAR website at www.sedar.com. Alternatively, the Company, any Underwriter or any dealer participating in the Offering will arrange to send you a written Preliminary Prospectus (and any amendments thereto) or you may request such documents from Sally Whittall, Corporate Secretary of Fortuna Silver Mines, at Suite 650, 200 Burrard Street, Vancouver, Canada, V6C 3L6, telephone (604) 484-4085.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metal producer focused on mining opportunities in Latin America. The Company’s primary assets are the Caylloma silver mine in southern Peru, the San Jose silver-gold mine in Mexico and the Lindero gold project in Argentina. The Company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas.

For further information please contact:

Fortuna Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

The Toronto Stock Exchange and the New York Stock Exchange have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release include, without limitation, statements about the use of proceeds of the Offering, the expected closing date of the Offering and the ability to obtain the necessary regulatory authority and approvals to complete the Offering. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, the timely receipt of regulatory approvals, changes in the Company’s plans for its mines and mineral properties; changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company’s Annual Information Form and the Preliminary Prospectus and the Registration Statement. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

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Fortuna believes that the assumptions and expectations reflected in the forward looking information in this news are reasonable, but no assurance can be given that these expectations will prove to be correct. Forward-looking information should not be unduly relied upon. This information speaks only as of the date of this press release, and Fortuna will not necessarily update this information, unless required to do so by securities laws.

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